UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
 Under the Securities Exchange Act of 1934

For the Month of July 2014

001-36203
 (Commission File Number)

CAN-FITE BIOPHARMA LTD.
(Exact name of Registrant as specified in its charter)

10 Bareket Street
 Kiryat Matalon, P.O. Box 7537
 Petach-Tikva 4951778, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
 Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
 Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
 Regulation S-T Rule 101(b)(7): ____

On July 14, 2014, an annual general meeting of shareholders of Can-fite BioPharma Ltd. (the “Company”) approved each of the four proposals brought before the Company’s shareholders at the meeting, in accordance with the majority required for each proposal.  Each of those proposals was described in the Company’s Notice of 2014 Annual General Meeting of Shareholders, dated May 30, 2014, and in its Proxy Statement, dated May 30, 2014, attached as Exhibit 99.1 to the Company’s Form 6-K that was furnished to the U.S. Securities and Exchange Commission on July 14, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date July 14, 2014	By:	/s/ Motti Farbstein
Motti Farbstein
Chief Operating and Financial Officer